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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                             FORTUNE FINANCIAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.025 PER SHARE
                         (Title of Class of Securities)

                                    607235504
                                 (CUSIP Number)

                               James L. Main, Esq.
                              Holland & Knight LLP
                        50 North Laura Street, Suite 3900
                           Jacksonville, Florida 32202
                                 (904) 798-7319
                            -----------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                JANUARY 12, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 7 pages)


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CUSIP No. 607235504                                                  Page 2 of 7
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
-------------- -----------------------------------------------------------------------------------------------------
               Names of Reporting Person:

      1                                   R. LEE SMITH
               I.R.S. Identification No. of Above Person (entity only)

-------------- -----------------------------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group*
                                                                                                              (a) / /
                                                                                                              (b) / /

-------------- -----------------------------------------------------------------------------------------------------
               SEC use only
      3

-------------- -----------------------------------------------------------------------------------------------------
               Source of Funds*
      4

                        PF

-------------- -----------------------------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      5                                                                                                          / /

-------------- -----------------------------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6

                        United States Citizen

---------------------------- ------- -------------------------------------------------------------------------------
                                     Sole voting power

                               7                                                 5,950,750

                             ------- -------------------------------------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                                     -0-
       owned by each
   Reporting person with     ------- -------------------------------------------------------------------------------

                               9                                                 5,950,750

                             ------- -------------------------------------------------------------------------------
                                     Shared dispositive power

                               10                                                    -0-

-------------- -----------------------------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person

     11                                                                                           5,950,750
-------------- -----------------------------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*                             / /
     12

-------------- -----------------------------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)                                                 / /
     13                                            47.8%
-------------- -----------------------------------------------------------------------------------------------------
               Type of Reporting Person*
     14

                                                   IN

-------------- -----------------------------------------------------------------------------------------------------

SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 607235504                                                  Page 3 of 7
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         R. Lee Smith and Allan J. McCorkle have previously jointly filed a
Statement on Schedule 13D, as amended by Amendments No. 1 and 2 thereto (the "Joint Statement"), relating to the common stock, $.025 par value, of Fortune Financial, Inc., a Florida corporation. This Amendment No. 3 is filed by Mr. Smith individually and not jointly with Mr. McCorkle.

         Information contained in the Joint Statement concerning Mr. Smith is hereby incorporated herein by reference. Mr. Smith may be deemed to be a member of a group with Mr. McCorkle. Mr. Smith disclaims such relationship. Mr. Smith may also be deemed to be a member of a group that includes Arthur L. Cahoon and Hawkeye, Inc. Mr. Smith disclaims such relationship.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item No. 2 of this Schedule 13D is hereby amended by adding the following paragraph:

                  "This Statement on Schedule 13D is filed by Mr. Smith individually and not jointly with Mr. McCorkle."

ITEM 3.  SOURCE OF FUNDS.

         Item No. 3 of this Schedule 13D is hereby amended by adding the following paragraph:

                  "330,578 shares of the Issuer's Series A Convertible Preferred Stock were acquired as described in Item 4 hereof by conversion of the Issuer's $800,000 Note."

ITEM 4.  PURPOSE OF TRANSACTION.

         Item No. 4 of this Schedule 13D is hereby amended by adding the following paragraphs:

                  "On January 12, 2001, the Issuer entered into a Preferred
         Stock Purchase Agreement with The Crown Group, Inc. ("Crown") pursuant to which Crown acquired or has the option to acquire 200,000 shares of Series A Convertible Preferred Stock, $.001 par value, of the Issuer (the "Crown Transaction"). In connection with the Crown Transaction,
         Mr. Smith (i) converted all of the outstanding principal of the
         Issuer's $800,000 Note into 330,578 shares of the Issuer's Series A Convertible Preferred Stock and (ii) entered into a Shareholders Agreement dated January 12, 2001 with the Issuer, Crown and certain other
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CUSIP No. 607235504                                                  Page 4 of 7
----------------------                                           ---------------

         shareholders of the Issuer (the "Crown Shareholders Agreement"). Pursuant to the Crown Shareholders Agreement, the Shareholders Agreement dated November 15, 2000 among the Issuer, Mr. Smith and certain other shareholders of the Issuer was terminated.

                  "The Crown Shareholder Agreement provides, among other things that Mr. Smith and the other Shareholders of the Issuer who are parties to the Agreement agreed to vote their shares with respect to (i) the approval or ratification of the acquisition by Hawkeye, Inc. ("Hawkeye") and Mr. Smith of securities of the Issuer pursuant to the Securities Purchase Agreement dated November 15, 2000 and the Letter Agreement; (ii) the approval or ratification of the Crown Transaction; and (iii) the increase in the number of the Issuer's authorized shares of Common Stock to 35,000,000.

                  "In addition, each such shareholder agreed to use its best efforts to cause its designee(s) on the Issuer's board of directors to increase by one the number of the Issuer's directors until the Issuer's 2001 annual shareholders meeting and to fill the resulting vacancy with John A. Koegel until such meeting. Also, the Issuer agreed to present to its shareholders, and the shareholders agreed to vote in favor of, an amendment to the Issuer's bylaws establishing staggered three-year terms for the members of its board of directors. Also, the shareholders agreed to use their best efforts to cause their designee(s) on the Issuer's board of directors to nominate a specified slate of directors and to vote in favor of such slate. Also, as long as the McCorkle Family (as defined) owns (beneficially or otherwise) at least 15 percent of the outstanding shares of Common Stock, the shareholders agreed to use their best efforts to cause two persons nominated by Allan J. McCorkle and two persons nominated by Arthur L. Cahoon and Mr. Smith to be members of the Issuer's board of directors. Also, during the term of the Crown Shareholders Agreement, each shareholder agreed
         (i) not to solicit, initiate, encourage or participate in any solicitation of proxies or take any action by written consent as a shareholder the purpose of which would be inconsistent with the provisions of the Crown Shareholders Agreement, and (ii) not to assist, advise, encourage or act in concert with any person with respect to any such conduct. In addition, the Crown Shareholders Agreement amended in certain respects the shareholders agreement dated as of May 24, 1999 as amended, between the Issuer, Allan J. McCorkle and Mr. Smith.

                  "The Letter Agreement dated November 15, 2000 sets forth certain obligations of the Issuer to Mr. Smith and Hawkeye. Because the Issuer failed to complete by December 31, 2000 an issuance of

----------------------                                           ---------------
CUSIP No. 607235504                                                  Page 5 of 7
----------------------                                           ---------------

         equity securities to Crown on substantially the same terms being discussed by the Issuer with Crown at the date of the Letter Agreement, Mr. Smith and Hawkeye may purchase at any time and from time to time (the "Purchase Right") in the aggregate up to an additional $13 million of Notes and Warrants on generally the same terms as those relating to the acquisition of the Note and the Warrant pursuant to the Securities Purchase Agreement dated November 15, 2000 between them and the Issuer."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item No. 5 of this Schedule 13D is hereby amended by adding the following paragraphs:

                  "Mr. Smith may be deemed to beneficially own 5,950,750 shares, or approximately 47.8%, of the outstanding Common Stock, through (i) his direct ownership of 754,824 shares, (ii) his direct ownership of a presently exercisable stock option for 37,250 shares, (iii) the ownership by a retirement account for his benefit of a Warrant presently convertible into or exercisable for 330,578 shares, (iv) the ownership by a retirement account for his benefit of Series A Convertible Preferred Stock convertible into 330,578 shares, and (v) pursuant to Mr. Smith's 40% proportionate interest in the Purchase Right possessed by a retirement account for his benefit, (A) 2,148,760 shares ultimately acquirable upon conversion of the Note (and upon conversion of the underlying shares of convertible preferred stock) acquirable under the Purchase Right and (B) 2,148,760 shares acquirable upon exercise of the Warrant acquirable under the Purchase Right.

                  "The number of shares of Common Stock acquirable upon exercise or conversion of the securities of the Issuer held or acquirable by Mr. Smith are adjustable in accordance with the terms thereof upon the occurrence of certain events, including without limitation issuance by the Issuer of securities at prices below the then-current exercise or conversion price of the securities held or acquirable by Mr. Smith. In addition, the conversion price of the Series A Convertible Preferred Stock is adjustable upon the occurrence of certain events, including without limitation the Issuer's operating results for the fourth quarter of 2000 and the outcome of certain contingencies. The adjustment of the conversion price of the Series A Convertible
         Preferred Stock would result in a corresponding adjustment to the exercise price of the Warrant and the exercise and conversion prices of the securities purchasable under the Purchase Right.
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CUSIP No. 607235504                                                  Page 6 of 7
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                  "Mr. Smith has effected no other transactions in the
         securities of the Issuer in the last sixty days, except as disclosed in
         Item 4 hereof."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item No. 6 of this Schedule 13D is hereby amended by adding the following paragraphs:

                  "For a description of the Crown Shareholders Agreement, see
         Item 4 hereof.

                  "For a description of the Letter Agreement, see Item 4 hereof.

                  "In connection with Mr. Smith's conversion of the $800,000 Note, the Issuer, Hawkeye and Mr. Smith executed and delivered an Election to Convert dated January 12, 2001.

                  "Except as described in this Schedule 13D, Mr. Smith has no other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 8 Shareholders' Agreement, dated January 12, 2001, between the Issuer, Crown, Hawkeye, Inc., Mid-Ohio Securities Corp., FBO R. Lee Smith (Acct. 15051), and certain other shareholders of the Issuer.

     Exhibit 9 Election to Convert, dated January 12, 2001 between Hawkeye, Mid-Ohio Securities Corp., FBO R. Lee Smith (Acct. 15051), and the Issuer.
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CUSIP No. 607235504                                                  Page 7 of 7
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2001

                                       /s/ R. LEE SMITH
                                       ---------------------------------
                                       R. Lee Smith

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of and any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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-------------------------
CUSIP No. 607235504
-------------------------



EXHIBIT LIST

      Exhibit 8 Shareholders' Agreement, dated January 12, 2001, between the Issuer, Crown, Hawkeye, Inc., Mid-Ohio Securities Corp., FBO
                  R. Lee Smith (Acct. 15051), and certain other shareholders of the Issuer.

      Exhibit 9 Election to Convert, dated January 12, 2001 between Hawkeye, Mid-Ohio Securities Corp., FBO R. Lee Smith (Acct. 15051), and the Issuer.